SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2004

ELBIT VISION SYSTEMS LTD.
(Translation of Registrant’s name into English)

New Industrial Park, Post Office Box 140, Yoqneam, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:        Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes ☐ No ☒

The Registrant announces that it will hold the Extraordinary General Meeting of Shareholders on September 21, 2004 at 11:00 a.m. (Israel time) at the offices of Yigal Arnon & Co., 1 Azrieli Center, Tel-Aviv, Israel. In connection with the meeting, on or about August 23, 2004, the Registrant mailed to shareholders a Notice of the Extraordinary General Meeting of Shareholders and Proxy Statement. Attached hereto as Exhibit 1 is the Notice of Extraordinary General Meeting and Proxy Statement.

               Exhibit 1

ELBIT VISION SYSTEMS LTD.

NOTICE OF

EXTRAORDINARY GENERAL MEETING

AND

PROXY STATEMENT/INFORMATION STATEMENT

September 21, 2004

Elbit Vision Systems Ltd.

NOTICE OF
EXTRAORDINARY GENERAL MEETING OF THE COMPANY’S SHAREHOLDERS

September 21, 2004

Notice is hereby given that an Extraordinary General Meeting of the Shareholders (“the Meeting”) of Elbit Vision Systems Ltd. (“EVS” or the “Company”) will be held at the offices of Yigal Arnon & Co., 1 Azrieli Center, 46th Floor, Tel-Aviv, Israel, on September 21, 2004, at 11 a.m. for the following purpose:

Extraordinary General Meeting

To approve an increase in the number of the Company’s authorized ordinary shares to 60,000,000 and authorized share capital to NIS 60,000,000 and to amend the Company’s Articles of Association to reflect such increase.

Shareholders of record at the close of business on August 17, 2004 will be entitled to notice of, and to vote at, the Annual General Meeting.

Shareholders who do not expect to attend the meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope.

By Order of the Board of Directors,

Elbit Vision Systems Limited

Date: August 18, 2004

PROXY STATEMENT
_________

ELBIT VISION SYSTEMS LTD.
New Industrial Park
Post Office Box 140
Yoqneam
Israel
________

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

September 21, 2004

The enclosed proxy is being solicited by our board of directors for use at our extraordinary general meeting of shareholders to be held on September 21, 2004, or at any adjournment thereof. The record date for determining which of our shareholders entitled to notice of, and to vote at, the meeting is established as of the close of business on August 17, 2004. On that date, we had outstanding and entitled to vote 16,527,589 of our ordinary shares, nominal value New Israeli Shekels (“NIS”) 1.00 (the “Ordinary Shares”).

The proxy solicited hereby may be revoked at any time prior to its exercise, by means of a written notice delivered to us, by substitution of a new proxy bearing a later date or by a request for the return of the proxy at the meeting. We expect to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about August 23, 2004. We will bear the cost of the preparation and mailing of these proxy materials and the solicitation of proxies. We will, upon request, reimburse banks, brokerage houses, other institutions, nominees, and fiduciaries for their reasonable expenses in forwarding solicitation materials to beneficial owners.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to the proposal set forth in the accompanying Notice of Meeting, a shareholder may vote in favor of the proposal or against the proposal or may abstain from voting on the proposal. Shareholders should specify their choice on the accompanying proxy card. If no specific instructions are given with respect to the matter to be acted upon, the shares represented by a signed proxy will be voted FOR the proposal set forth in the accompanying Notice of Meeting. We are not aware of any other matters to be presented at the meeting.

Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by (i) giving written notice to us of such revocation, (ii) voting in person at the meeting or requesting the return of the proxy at the meeting or (iii) executing and delivering to us a later-dated proxy. Written revocations and later-dated proxies should be sent to: Corporate Secretary, Elbit Vision Systems Ltd., New Industrial Park, Bldg 7, P.O. Box 140, Yokneam, 20692, Israel.

Each ordinary share is entitled to one vote on the matter to be voted on at the meeting. Subject to the terms of applicable law, two or more shareholders present, personally or by proxy, who hold or represent together at least 51% of the voting rights of our issued share capital will constitute a quorum for the meeting. If within half an hour from the time appointed for the meeting a quorum is not present, the meeting shall stand adjourned for one week, to September 28, 2004 at the same hour and place, without it being necessary to notify our shareholders. If a quorum is not present at the adjourned date of the meeting within half an hour of the time fixed for the commencement thereof, subject to the terms of applicable law, the persons present shall constitute a quorum.

The Proposal to be presented at the meeting, requires the affirmative vote of shareholders present in person or by proxy and holding our ordinary shares amounting in the aggregate to at least three-fourths of the votes actually cast with respect to such proposal.

PRINCIPAL SHAREHOLDERS

The following table and notes set forth information, as of August 12, 2004, concerning the beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) of our securities by (i) any person who is known to own at least 5% of our ordinary shares and (ii) our directors and officers as a group. The voting rights of our major shareholders do not differ from the voting rights of holders of all of our ordinary shares.

Identity of Person or Group	Amount Owned[1]	Percent of Class[2]

Nir Alon Holdings GmbH[3,4,5,6,7,8,9,10]	3,900,000	23.6%

Elbit Ltd. 11, Advanced Technology Center P.O. Box 539 Haifa, Israel	4,160,506[12]	23.1%

The Israel Phoenix Assurance Co Ltd.[13] Phoenix Building 53 Derech Hashalom Givatayim, 43454, Israel	1,275,510[14]	7.6%

All directors and officers as a group	904,148[15]	5.1%

(1)	Includes all shares held by the entity indicated plus securities exercisable into our ordinary shares within 60 days of the date of this proxy statement ("Currently Exercisable Securities").
(2)	Calculated by dividing the sum of the number of our ordinary shares and Currently Exercisable Securities held by the entity indicated, by the sum of the total number of our issued and outstanding shares as of August 12, 2004 (16,527,589) plus the Currently Exercisable Securities of the entity indicated.
(3)	All 3,500,000 shares are pledged to Bank Leumi B.M., in order to guarantee a credit line for an affiliate of Nir Alon Holdings GmbH in the sum of $1,500,000.
(4)	On August 16, 2002, Mr. Nir Alon, the chairman of our board of directors, transferred 3,500,000 shares in our company to Altro Warenhandels GmbH (Altro), an Austrian company, wholly owned by Mr. Nir Alon. On July 7, 2004, Altro commenced a transfer of all 3,500,000 shares to an affiliate wholly owned by Mr. Nir Alon, Nir Alon Holdings GmbH.
(5)	In March 2001 Elbit and Nir Alon entered into a Shareholders Agreement in which Elbit and Nir Alon agreed to vote their shares at meetings of our shareholders for the appointment of four members of our board nominated by Nir Alon (including the appointment of Nir Alon as chairman of our board), one member of our board nominated by Elbit (for as long as Elbit holds at least 7.5% of our outstanding share capital), a second member of the board nominated by Elbit in the event that the second closing did not take place, and Yossi Barath for as long as he was entitled to be appointed director pursuant to our Formation Agreement.

(6)	Simultaneously with its sale of two million of our outstanding ordinary shares to Mr. Nir Alon, Elbit granted an irrevocable proxy to Alon, according to which he was granted the right to vote such Proxy Shares until the expiration of eighteen months following the second closing of the purchase agreement between them, which was due to take place in March 2002, after which the proxy would terminate only with respect to the Proxy Shares which Elbit would sell or transfer from time to time. The second closing did not take place.
(7)	Includes 75,000 ordinary shares which are subject to a ten-year option to purchase shares granted by Mr. Alon to Mr. Barath on March 29, 2001; The price of the options is $1.00 per share.
(8)	Under the Plan of Arrangement approved by the Haifa District Court in November 2003, Altro agreed to purchase 2 million of our ordinary shares for an aggregate purchase price of $700,000 which will be paid in up to five quarterly installments, the last of which is to be paid by 18 November 2004. Pursuant to the arrangement, Altro to date has invested $490,000 pursuant to which Altro was entitled to be issued 400,000 of our ordinary shares. As a result of a reorganization of the companies under his control, Nir Alon established an Austrian company wholly-owned by him, named Nir Alon Holding GmbH. We issued the 400,000 shares currently issuable to Altro under the Plan of Arrangement to Nir Alon Holding GmbH, Following payment of all of the cash installments due under the Plan of Arrangement, Nir Alon Holding GmbH, will hold 2,000,000 of our ordinary shares.
(9)	Since Mr. Nir Alon controls Altro and Nir Alon Holding GmbH, Mr. Nir Alon may be deemed the beneficial owner of all of the shares held by Altro and Nir Alon Holdings.
(10)	Does not include the option to purchase 600,000 of our ordinary shares granted to Nir Alon and approved by our shareholders in their meeting on August 2, 2004. Since such options are not Currently Exercisable Securities.
(11)	Pursuant to the completion of a merger between Elbit and Elron Electronic Industries Ltd. (NASDAQ: ELRN) on May 15, 2002, Elbit’s shares ceased trading on NASDAQ and the TASE at the end of trading on May 15, 2002. Following the merger, Elbit became a wholly owned subsidiary of Elron. Elron's major shareholder is Discount Investment Corporation ("Discount") which holds 38.5% of Elron's share capital. Discount has not entered into any voting agreements with other shareholders nor does it hold a majority on Elron's board of directors.
(12)	Includes warrants to purchase 1,512,863 Currently Exercisable Securities.

(13)	Mayers Cars and Trucks Co. Ltd. holds approximately 58% of the voting rights in The Israel Phoenix Assurance Co. Ltd.. The shares of Mayers Cars and Trucks Co. Ltd. are held by Messrs. Ya'akov Shahar, Nili Shahar and Yisrael Kez. There is a voting agreement between these shareholders.
(14)	Includes warrants to purchase 255,102 Currently Exercisable Securities.
(15)	Includes all of the shares deemed as beneficially owned by Mr. Nir Alon, and the shares and options immediately exercisable by directors and officers. Does not include the options to purchase 30,000 of our ordinary shares granted to our directors (with the exception of Mr. Alon and the external directors), since such options are not Currently Exercisable Securities. Includes 479,747 Currently Exercisable Securities held by our officers.

PROPOSAL 1 OF THE EXTRAORDINARY GENERAL MEETING

INCREASE IN AUTHORIZED SHARE CAPITAL

For the purpose of reserving sufficient quantities of shares to permit the issuance of shares in connection with the raising of future capital and for the exercise of currently outstanding warrants and options, our management desires to increase our authorized share capital from 40,000,000 shares NIS 1.00 per share to 60,000,000 shares NIS 1.00 per share.
Our board of directors will present the following resolution at the Meeting:

“RESOLVED that the increase in the number of the Company’s authorized ordinary shares to 60,000,000 and authorized share capital to NIS 60,000,000 and the amendment of the Company’s Articles of Association to reflect such increase, is hereby approved.”

Since the Proposal requires the amendment of our Articles of Association, the affirmative vote of the holders of three-fourths of the voting power of our ordinary shares represented at the meeting in person or by proxy and voting thereon is necessary for approval of the Proposal approving an increase in our authorized share capital.

Our board of directors recommends a vote FOR approval of the increase in the authorized share capital of the Company

Shareholders are urged to complete and return their proxies promptly in order to, among other things, insure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. If no specification is made, the proxy will be voted in favor of each of the proposals described in this proxy statement.
_____________________________

By Order of the Board of Directors
_____________________________

Date: August 18, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT VISION SYSTEMS LTD.

Dated: September 8, 2004	By:	/s/ Yaky Yanay
Yaky Yanay
Chief Financial Officer